                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

       [ ] TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 For the transition period from ______ to _____.

                          Commission file number 1-313

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
                 -----------------------------------------------
                            (Full title of the plan)


   THE LAMSON & SESSIONS CO., 25701 Science Park Drive, Cleveland, Ohio 44122
   --------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            THE LAMSON & SESSIONS CO.
                              DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001









                              MOORE STEPHENS APPLE
                          CERTIFIED PUBLIC ACCOUNTANTS

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

Independent Auditor's Report                                                 4

Financial Statements

         Statements of Net Assets Available for Benefits                     5
                  - Modified Cash Basis

         Statements of Changes in Net Assets Available for Benefits          6
                  - Modified Cash Basis

Notes to the Financial Statements                                            7

Schedule of Assets Held for Investment Purposes at Year End                 15

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statements of net assets available for benefits
- modified cash basis of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2002 and 2001, and changes in its net assets available for benefits for the years then ended in conformity with the modified cash basis of accounting.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2002 and 2001 were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 2002, referred to as "supplemental information", is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Moore Stephens Apple
Westlake, Ohio
May 29, 2003

                   THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
- MODIFIED CASH BASIS
------------------------------------------------------------------------------

                                   DECEMBER 31,      2002                 2001
                                                  -----------          -----------
                ASSETS

CASH                                              $    22,160          $    13,654

INVESTMENTS, AT FAIR VALUE:
         Mutual funds                              24,392,189           25,838,137
         Cash value of life insurance                 121,400              137,722
         Lamson & Sessions Company stock            1,384,633            1,579,720
                                                  -----------          -----------
                                                   25,898,222           27,555,579
                                                  -----------          -----------

RECEIVABLES:
         Employer's contribution                      281,136               35,636
         Participant's contributions                   79,325               72,693
         Participant loans                            790,297              659,854
           Other                                        1,687                6,826
                                                  -----------          -----------
                                                    1,152,445              775,009
                                                  -----------          -----------

                Total Assets                       27,072,827           28,344,242
                                                  -----------          -----------

                LIABILITIES

         Accounts payable                              25,058               15,529
                                                  -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $27,047,769          $28,328,713
                                                  ===========          ===========




     ----------------------------------------------------------------------
    The accompanying notes are an integral part of these financial statements

                   THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- MODIFIED CASH BASIS
-------------------------------------------------------------------------------

                                  YEARS ENDED DECEMBER 31,      2002                   2001
                                                            ------------           ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
        Interest and dividends                              $    792,891           $    894,528

    Contributions
        Employee salary deferrals                              2,134,263              2,157,804
        Employer matching and profit sharing                   1,256,693              1,008,775
        Rollover contributions                                    24,627                 19,709
                                                            ------------           ------------
                                                               3,415,583              3,186,288
     Assets from merged plan                                     888,245                   --
                                                            ------------           ------------
          TOTAL ADDITIONS                                      5,096,719              4,080,816

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                             2,208,084              2,360,343
     Net depreciation in fair value of investments             4,166,228              2,641,606
     Insurance premiums                                            3,351                  7,434
                                                            ------------           ------------
          TOTAL DEDUCTIONS                                     6,377,663              5,009,383
                                                            ------------           ------------

            NET DECREASE IN NET ASSETS                        (1,280,944)              (928,567)

NET ASSETS AVAILABLE FOR BENEFITS:
         BEGINNING OF YEAR                                    28,328,713             29,257,280
                                                            ------------           ------------

         END OF YEAR                                        $ 27,047,769           $ 28,328,713
                                                            ============           ============


     ----------------------------------------------------------------------
    The accompanying notes are an integral part of these financial statements

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE A - DESCRIPTION OF PLAN

         The following description of The Lamson & Sessions Co. (the "Company") Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1.        GENERAL

         The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the Plan on the first day of the calendar quarter after which they have attained the age of 21 (age 18 for Pyramid salaried and non-union hourly employees) and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan's administrator. The 401(k) Company is the Plan's record keeper. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation which was acquired by Credit Suisse First Boston in November 2000 ("Pershing").

         2.        CONTRIBUTIONS

         Each year, participants contribute 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes a matching contribution equal to 50% of the participant's contribution, not to exceed 6% of the participant's compensation for any plan year.

         Effective January 1, 2000 for each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant's contribution. This additional contribution is required to be contributed or initially invested in the Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

         In addition, the Company can make discretionary matching contributions. Based on the Company's annual financial performance the Company may make a profit-sharing matching contribution. This profit-sharing match, if any, can add as much as an additional 25% of the participant's contribution up to the first 6% of compensation and is initially invested in Lamson & Sessions stock. A participant is also eligible to receive an additional discretionary matching contribution if they were employed with the Company on the last day of the Plan year for which the contribution is made and they have completed one year of service during the Plan year.


     ----------------------------------------------------------------------

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         3.        PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Participants may direct their individual account balances as of December 31, 2002 among the following investment options:

                  Bond Fund of America - This fund seeks a high level of current income consistent with preservation of capital by investing primarily in high quality corporate bonds and U.S. government securities.

                  EuroPacific Growth Fund - A foreign stock fund that seeks long-term capital appreciation by investing in companies located outside the United States.

                  Stable Value Fund - This fund seeks to produce consistent, positive returns for investors while preserving principal and maintaining liquidity.

                  Templeton Developing Markets Fund - An emerging market stock fund that seeks long-term capital appreciation by investing in stocks of issuers in countries with developing markets.

                  Fundamental Investors Fund - A large company value fund that invests primarily in large company stocks or investments that are convertible to stock. It seeks both long-term growth of capital and current income.

                  Franklin Balance Sheet Investment Fund - A small company value fund that seeks capital appreciation primarily through investment in securities that the fund's manager believes are undervalued in the marketplace.

                  Franklin Real Estate Securities - A specialty real estate fund that seeks to maximize total return by investing in real estate securities.

                  Lord Abbett Developing Growth A Fund - A small company growth fund that seeks long-term capital growth by investing in stocks of companies with dramatic growth potential.

     ----------------------------------------------------------------------

                    THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         3.       PARTICIPANT ACCOUNTS - CONTINUED

                  Fidelity Advisor Equity Growth Fund - This fund seeks to achieve capital appreciation by investing primarily in common stock of companies with above-average characteristics.

                  Putnam International Voyager Fund - This fund seeks long-term capital appreciation by investing primarily in equity securities of small and mid-capitalization companies whose principle place of business is located outside of the United States or whose securities are principally traded on foreign markets.

                  Lamson & Sessions Stock Fund - Funds are invested in common stock of the The Lamson & Sessions Co. The Fund's objective is to provide investment returns linked to Lamson & Sessions' long-term capital appreciation and offer employees a convenient way to invest in Lamson & Sessions' stock.

         In addition, subject to the terms of the Plan, participants with sufficient vested balances may borrow from their fund accounts. Participant loans are treated as an additional investment option under the terms of the Plan.

         Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place, but additional investments in insurance are no longer permitted.

         Effective January 1, 2002 salaried and non-union hourly employees of Pyramid Industries, Inc., a subsidiary of the Company, who attained age 18 and had completed six months of service became eligible to participate in the Plan. Effective July 1, 2002 union hourly employees of Pyramid Industries, Inc. who obtained age 21 and had completed six months of service became eligible to participate in the Plan. Effective August 1, 2002, the Pyramid Industries II, Inc. Retirement Plan and the Pyramid Industries, Inc. Union Employees Profit Sharing Plan were merged with and into the Plan to form a single plan. Total assets merged from the Pyramid Plans were $888,245.


     ----------------------------------------------------------------------

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         4.        VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by plan provisions. A participant is fully vested after five years.

         5.        PARTICIPANT LOANS RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years unless the proceeds are used to acquire a home. Such loans can be repaid over a maximum of fifteen (15) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 6.00 percent to
         10.84 percent.

         6.        PAYMENT OF BENEFITS

         Benefits upon retirement, death or other termination of employment may be paid either in a lump sum or in periodic payments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions.

         7.        PLAN EXPENSES

         The Lamson & Sessions Co. absorbs all costs to administer the Plan.

         8.        FORFEITURES

         Forfeited nonvested accounts are used to reduce employer contributions. In 2002 and 2001, the amount of forfeited nonvested accounts which were applied to reduce such contributions were $68,689 and $36,980, respectively.


     ----------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001


NOTE B - SUMMARY OF ACCOUNTING POLICIES

         1.       BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the modified cash basis of accounting. Under this basis, contributions which are withheld by the plan sponsor but not allocated to participant accounts at year end are recorded as a receivable. In addition pending trades and certain withholdings are included in accrued expenses.

         2.       INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at their outstanding principal balance. Life insurance contracts are valued at cash value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

         3.       PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         4.       USE OF ESTIMATES

         The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.



     ----------------------------------------------------------------------

                    THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE C - INVESTMENTS

         The following table presents investments at December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                2002                     2001
                                                                ----                     ----
             Bond Fund of America                          $  3,239,761               $ 3,414,059
             EuroPacific Growth Fund                          1,753,291                 1,994,976
             Stable Value Fund                                5,954,505                 5,052,560
             Fundamental Investors                            4,917,710                 5,511,630
             Franklin Balance Sheet Investment Fund           2,108,506                 2,091,192
             Fidelity Advisor Equity Growth Fund              3,364,264                 4,241,977
             Lord Abbett Developing Growth A                  1,087,092                 1,446,351
             Lamson & Sessions Company Stock Fund             1,384,633                 1,579,720
             Other                                            2,088,460                 1,890,114
                                                            -----------               -----------
                                                            $25,898,222               $27,555,579
                                                            ===========               ===========

           During 2002 and 2001, the Plan's investments, including investments bought, sold and held during the year, depreciated in value by $4,149,906 and $2,641,606 respectively, as follows:

                                                                  2002                     2001
                                                                  ----                     ----
             Mutual funds at fair value as determined
             by quoted market prices.                         $(3,448,221)              $(1,931,602)

             Life insurance contracts at cash value.              (16,322)                   11,459

             The Lamson & Sessions Co. stock at
             fair value as determined by quoted market
             prices.                                             (701,685)                 (721,463)
                                                              -----------               -----------

                                                              $(4,166,228)              $(2,641,606)
                                                              ===========               ===========

     ----------------------------------------------------------------------

                    THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                           DECEMBER 31, 2002 AND 2001

NOTE D - TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1996, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated effective January 1, 2001 in accordance with the Uruguay Round Agreements Act (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998, the Small Business Job Protection Act of 1996 (SBJPA), collectively referred to as the "GUST restatements" and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The Plan received a favorable determination letter dated May 7, 2002.


NOTE E - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.


NOTE F - RELATED PARTY TRANSACTIONS

         The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as permitted party-in-interest transactions.




      --------------------------------------------------------------------

===============================================================================


                            SUPPLEMENTAL INFORMATION


===============================================================================

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

SCHEDULE H, LINE 4i  SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT YEAR END  EIN:  34-0349210   PLAN:028
-------------------------------------------------------------------------------


                                             DECEMBER 31, 2002

     COLUMN A         COLUMN B                           COLUMN C                               COLUMN E
     --------         --------                           --------                               --------
                 IDENTITY OF ISSUE,
                     BORROWER,
                    LESSOR OR                          DESCRIPTION OF                            CURRENT
                  SIMILAR PARTY                         INVESTMENT(1)                             VALUE
                 ------------------                     ----------                                -----
                 American Funds                 Bond Fund of America                          $  3,239,761

                                                EuroPacific Growth Fund                          1,753,291

                                                Fundamental Investors                            4,917,710

                 Franklin Templeton             Developing Markets Fund                            326,655

                                                Balance Sheet Investment Fund                    2,108,506

                                                Real Estate Securities                           1,174,380

                 Fidelity                       Advisor Equity Growth Fund                       3,364,264

                 Lord Abbett                    Developing Growth A                              1,087,092

                 Invesco                        Stable Value Fund                                5,954,505

                 New England                    Cash Value of Insurance                            121,400

                 Putnam                         International Voyager Fund                         466,025

         *       Lamson & Sessions              Stock Fund                                       1,384,633
                                                                                             -------------

                                                                                                25,898,222

                 Participant Loans              Participant loans with various rates
                                                     of interest from 6.00% to 10.84%
                                                     and various maturity dates
                                                     through 2016                                  790,297
                                                                                             -------------

         TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END                               $  26,688,519
                                                                                             =============




-------------------------------------------------------------------------------

*Party-In-Interest

(1) Including maturity date, rate of interest, collateral, par or maturity value, where applicable.




   --------------------------------------------------------------------------

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                THE LAMSON & SESSIONS CO.
                                                DEFERRED SAVINGS PLAN


Date:  June 25, 2003                            By: /s/ James J. Abel
                                                    -------------------------
                                                    James J. Abel
                                                    Trustee

                                  EXHIBIT INDEX

            EXHIBIT           EXHIBIT
            NUMBER            DESCRIPTION
            -------           -----------
            23                Consent of Moore Stephens Apple

            99 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002